FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of February 2006


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                 Beaufort House
                              15 St. Botolph Street
                                     London
                                    EC3A 7QN
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)






             COLT Telecom Group plc Initiates Consent Solicitation

                     2.0% Notes due 2007 (the "2007 Notes")
                    7.625% Notes due 2008 (the "2008 Notes")
                    7.625% Notes due 2009 (the "2009 Notes")
                            (together, the "Notes")

This announcement is not to be forwarded or distributed to any person located or resident in Italy.

COLT Telecom Group plc, a public limited company incorporated under the laws of England and Wales ("COLT"), announces that it is soliciting (the "Solicitation") consents (the "Consents") from Holders (as defined in the indentures governing its Notes (the "Indentures")) to amendments (the "Proposed Amendments") to the Indentures that will amend COLT's reporting obligations under the Indentures and eliminate the obligation to deliver annually a written statement from its independent public accountants with respect to COLT's compliance with the Indentures.

The Proposed Amendments to COLT's reporting obligations would remove the requirement in the Indentures that COLT file periodic reports with the SEC under the Exchange Act. This will facilitate COLT's ability, if it considers it appropriate to do so, to terminate the listing of its ordinary shares and American Depositary Receipts ("ADRs") on NASDAQ and suspend or terminate (subject to SEC rulemaking) its reporting obligations under the Exchange Act. The principal trading markets for COLT's ordinary shares are in London and there is very little trading in ADRs on NASDAQ. In addition, COLT's reporting obligations under the Exchange Act cause COLT to incur substantial costs. Under the Proposed Amendments, COLT will continue to be obligated to provide Holders with annual, quarterly and event-based reports but will not be required under the terms of the Indentures as amended to file those reports with the SEC. These reports will be prepared in accordance with International Financial Reporting Standards as in effect in the United Kingdom, in line with COLT's legal obligations. In addition, Holders will continue to have access to other information regarding COLT that it prepares for its public security holders generally. COLT also currently intends to continue its existing practice of holding conference calls following the disclosure of its annual and quarterly financial information to discuss that information and the results of its operations for the relevant reporting period.

The Board of Directors of COLT has not taken a final decision to proceed with de-listing its shares from NASDAQ and de-registration from SEC reporting requirements. No assurance can be given that COLT will de-list or de-register. If COLT does not de-list and de-register, it will continue to file reports with the SEC as required by the Exchange Act. This will not affect COLT's current listing of its debt and ordinary shares in London.

The Proposed Amendments would also remove the requirement to provide a written statement from COLT's independent public accountants to the Trustee on an annual basis concerning compliance with the provisions of the Indentures. This is because the circumstances in which firms of accountants in the United Kingdom are prepared to provide this type of statement are very limited and COLT's independent public accountants have informed COLT that, as a matter of practice, they do not provide such certification. COLT is also seeking a waiver of all failures to comply with this requirement.

The Solicitation is made upon the terms and is subject to the conditions set forth in the Consent Solicitation Statement dated February 3, 2006, and any amendments or supplements thereto (the "Statement").

Subject to the conditions set forth in the Statement being satisfied, the Proposed Amendments will be effected by a supplemental indenture to each of the Indentures (the "Supplemental Indentures"), which is to be executed, in each case, by COLT and the Trustee upon receipt of the Consents of Holders of a majority in principal amount outstanding of each series of Notes.

Subject to the conditions set forth in the Statement being satisfied or waived and the Supplemental Indentures being entered into, COLT shall pay each Holder subject to the Supplemental Indentures who delivered a valid Consent (not subsequently revoked) on or before the Expiration Date a consent fee. The consent fee will equal EUR2.00 per EUR1,000 principal amount of 2007 Notes held by a Holder with respect to which a valid Consent was delivered (and not revoked), EUR1.02 per DM1,000 principal amount of 2008 Notes (equivalent of EUR2.00 per EUR1,000 principal amount) held by a Holder with respect to which a valid Consent was delivered (and not revoked) and EUR2.00 per EUR1,000 principal amount of 2009 Notes held by a Holder in respect of which a valid Consent was delivered (and not revoked).

NONE OF COLT, THE SOLICITATION AGENT, THE TABULATION AGENT OR THE INFORMATION AGENT (EACH AS DEFINED BELOW) MAKES ANY RECOMMENDATION AS TO WHETHER OR NOT HOLDERS SHOULD DELIVER CONSENTS TO THE PROPOSED AMENDMENTS AND WAIVER. OTHER THAN AS CONTAINED IN THE STATEMENT, NO PERSON HAS BEEN AUTHORISED TO MAKE ANY RECOMMENDATION AS TO WHETHER HOLDERS SHOULD DELIVER CONSENTS.

   Important information for United Kingdom recipients of this announcement:

Please note that this announcement is not an invitation to deliver Consents. Rather, Holders should receive and consider the Statement. Holders should seek advice from an independent financial advisor as to whether they should deliver Consents.

The Solicitation is made upon, and is subject to, the detailed terms and conditions set forth in the Statement which can be inspected free of charge at the offices of the information agent, Bondholder Communications Group (the "Information Agent"), at 28 Throgmorton Street, London, EC2N 2AN, United Kingdom and at the offices of the tabulation agent, The Bank of New York (the "Tabulation Agent") at One Canada Square, London, E14 5AL, United Kingdom. The Statement can also be obtained from the website of the Information Agent at www.bondcom.com/colt.

Questions concerning the Solicitation may be directed to Deutsche Bank AG, London Branch, in its capacity as the sole solicitation agent on this Solicitation, attention: Liability Management Group, at +44 207 545 8011.






                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 03 February 2006                         COLT Telecom Group plc



                                               By: ___Caroline Griffin Pain___


                                               Caroline Griffin Pain
                                               Company Secretary